Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 9, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall
Jennifer López Molina Keira Nakada Rufus Decker

Re:	Ingram Micro Holding Corporation

Draft Registration Statement on Form S-1

Submitted September 19, 2022

CIK No. 0001897762

Ladies and Gentlemen:

On behalf of our client, Ingram Micro Holding Corporation, a Delaware corporation (the “Company”), set forth below is the Company’s response to the oral comment received from the staff of the SEC (the “Staff”) by telephone conversation on October 6, 2022. In connection with such response, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 3 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comment, the Amendment also includes the Company’s updated interim financial information and certain other revisions.

The Company is seeking confidential treatment for the Registration Statement, including this Amendment and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.

For ease of reference, the Staff’s comment is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

January 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Risk, page 128

1.

Please expand your discussion of interest rates on your financial condition, including the balance sheet. For example, given rising rates describe any resulting impacts on your inventory, accounts payable, long-term debt or accrued expense balances. If applicable, expand your disclosure to describe how you are funding these additional costs.

Response

In response to the Staff’s oral comment provided on October 6, 2022, the Company respectfully advises the Staff that its current portfolio of utilized committed debt is almost evenly distributed between fixed and floating interest rate facilities. The Company’s ABL Revolving Credit Facility, Term Loan Credit Facility and revolving trade accounts receivable-backed financing program in Europe reprice periodically, and the Company plans to service any increase in interest expense with cash provided by operations. The Term Loan Credit Facility and the financing program in Europe are the only committed variable rate facilities with outstanding borrowings at October 1, 2022. The Company does not have any expectation at this time to draw down on any of its other sources of liquidity, outside of normal operations. The Company continues to monitor its cash flow and manage its operations with the purpose of maximizing its value.

The Company has revised its disclosure on pages 127 and 134 of Amendment No. 3.

*        *         *        *

Ingram Micro Holding Corporation has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Securities and Exchange Commission

January 9, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Paul Bay – Chief Executive Officer, Ingram Micro Holding Corporation

Augusto Aragone – Executive Vice President, Secretary & General Counsel

Ingram Micro Holding Corporation